EXHIBIT 99.4

August 17, 2010

Mr. Robert Herlin

Evolution Petroleum Corp.

2500 City West Blvd. Suite 1300

Houston, Texas 77042

Re:	Evolution Petroleum Corporation
Estimated Reserves and Revenues
“As of” July 1, 2010

Mr. Herlin:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to interests in certain oil and gas properties owned by Evolution Petroleum Corp. (Evolution), “As of” July 1, 2010.  The properties represented in this report are located in Brazos, Burleson, Duval, Fayette, Grimes, Lee, Washington, and Webb Counties, Texas.  All net revenue projections were prepared utilizing mid year 2010 SEC pricing, as per SEC guidelines.

Summaries of our conclusions, “As of” July 1, 2010, are as follows:

	Net to Evolution Petroleum Corporation
	Proved Developed		Proved	Total	Total	Total
SEC Pricing	Producing	Non-Producing	Undeveloped	Proved	Probable	Possible

Reserve Estimates
Oil/Cond., Mbbl	81.2	11.9	749.5	842.6	489.5	241,843.0
Gas, MMcf	1,347.7	51.5	5,226.1	6,625.3	3,271.5	0.0
NGL, Mbbl	142.8	14.5	879.3	1,036.6	226.1	0.0
Gas Equivalent, MMcfe	2,691.5	210.1	14,999.1	17,900.7	7,564.8	1,451,058.0

Revenues
Oil, $ (48.1) %	6,087,289	900,546	56,568,859	63,556,703	37,019,484	18,322,047
Gas, $ (20.6) %	5,375,119	208,835	21,587,465	27,171,416	13,496,356	0
NGL, $ (31.3) %	5,713,927	606,669	35,050,789	41,371,383	8,231,312	0
Total, $	17,176,334	1,716,050	113,207,109	132,099,516	58,747,152	18,322,047

Expenditures
Ad Valorem Tax, $	669,783	65,886	4,442,016	5,177,686	2,236,962	699,169
Severance Tax, $	431,755	68,892	2,156,717	2,657,364	2,823,095	842,814
Direct Operating Expense, $	3,073,603	191,520	16,421,250	19,686,365	15,177,800	0
Variable Operating Expense, $	674,624	3,106	0	677,730	0	2,908,714
Transporation Expense, $	695,272	52,689	4,309,962	5,057,923	1,719,476	0
Total, $	5,545,038	382,093	27,329,936	33,257,066	21,957,334	4,450,697

Investments including Abandonment
Total, $	225,000	280,000	32,878,949	33,383,949	14,080,500	0

Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	11,406,298	1,053,957	52,998,230	65,458,488	22,709,320	13,871,348
FNR Disc. @ 10%, $	8,114,521	534,732	32,688,342	41,337,594	12,553,537	7,602,077

Allocation Percentage by Classification
FNR Disc. @ 10%	19.6%	1.3%	79.1%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

Purpose of Report — The purpose of this report is to provide Evolution with an estimate of future reserves and revenues attributable to certain oil and gas interests owned by Evolution.

Scope of Work — W. D. Von Gonten & Co. was engaged by Evolution to estimate the reserves and revenues associated with the properties included in this report.  Once the reserves were estimated, future revenue projections were made based on a SEC constant price deck.

Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.  Reporting probable and possible reserves is optional. Probable and Possible reserves must be reported separately from Proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections — The attached reserve and revenue projections are on a calendar year basis, with the first time period beginning July 1, 2010 and ending December 31, 2010.

Property Discussion

Evolution’s operations are centered on two sets of assets, the Giddings Field area located in central Texas and the Lopez Field in south Texas.

Evolution’s core assets are located in the Giddings Field area spanning over six counties in Texas which include Brazos, Burleson, Fayette, Grimes, Lee, and Washington. Within the Giddings Field area, there are three reservoirs targeted by Evolution. These three reservoirs are the Austin Chalk, Buda, and Georgetown.  Evolution is planning infill, as-well-as stepout locations mainly focusing on the Georgetown reservoir in north Grimes County and the Austin Chalk reservoir in north Washington County.  In addition to the scheduled drilling locations, Evolution has several re-entry candidates planned for existing vertical well bores.  After cleaning out the vertical well bore, Evolution would either extend a single lateral or two opposing laterals.  Currently, Evolution is producing from ten leases.  The net production of these leases, located in Brazos, Burleson, Fayette, and Grimes Counties, is approximately 55 barrels of oil and 1.1 Mmcf of gas per day from the Austin Chalk and Georgetown reservoirs.

Evolution has leased acreage in the South Lopez Unit located in the Lopez Field. Lopez Field is located on the border of Duval and Webb Counties, Texas. Evolution plans to re-enter existing wellbores and reactivate completions in the Miranda-Jackson reservoir. In addition to re-entering four wellbores, Evolution plans to drill 21 infill wells down spacing to five acres.

Reserves Estimates

Proved Developed Producing — Reserve estimates for the producing properties were based on a combination of the extrapolation of production history and analogy to offset production.  The majority of the producing properties were re-entries of vertical well bores with Evolution adding a horizontal lateral into the Austin Chalk or Georgetown.  Our future projections of the current producing rates were based on the extrapolation of the previous historical production trends adjusting for the current measured rates.

Proved Undeveloped — Analysis was performed on the re-entries completed by Evolution in Austin Chalk wells since 2008.  It was determined that a distance of 4,000’ from the closest adjacent horizontal producer was necessary to encounter non-depleted reservoir. After it was determined that the proposed lateral met this minimum distance requirement, reserve estimates were then assigned to the location in conjunction with lateral length and historical performance of adjacent producers.

Reserve estimates were also determined for three locations and one re-entry candidate in north Grimes County, Texas.  These wells are offsets to producing wells in the Georgetown reservoir.  Analogy to offset production was used to determine the reserves.

Probable Undeveloped — The reserve estimations of the twenty-one five acre infill wells scheduled for Lopez Field were determined by analyzing the results of the past two infill drilling programs in the 1970’s and the 1980’s. Probable initial rates and incremental reserves associated with the additional wells were based on historical production rate increases and test data from the historical infill programs in Lopez Field.

Possible Undeveloped — In addition to the Probable Undeveloped reserves, twenty-one incremental Possible Undeveloped cases were estimated. The reserve estimations associated with this reserve category represent the possibility of the infill well initially producing at higher oil and water rates which would add incremental reserves to the Probable Undeveloped.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and possible future mechanical problems with wellbores or production facilities can have a material effect on the accuracy of these reserve estimates. Substantially more data was reviewed for properties having higher overall value than marginal properties. Reserve estimates should be considered in context with the overall or total estimated value.

Product Prices

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  This method renders a price of $75.76 per barrel of oil and $4.10 per MMBtu of gas.

The NGL price that was utilized in this evaluation was based on the historical price received versus the NYMEX basis oil price.  The average historical differential received for NGL volumes was extracted from Percent of Proceeds statements from a ten month time period from July 1, 2009 through April 30, 2010.

Pricing differentials were applied to all properties, on an individual property basis, in order to reflect prices actually received at the wellhead. The price received for the oil production was represented by Evolution as the NYMEX price with a deduction depending on the oil marketer. Pricing differentials typically account for transportation, geographical differentials, and any marketing bonuses or reductions.

Quality adjustments have been applied based on actual BTU factors for each well.  A shrinkage factor has been applied based on production volumes versus actual sales volumes, this shrinkage accounts for the generation of natural gas liquids, any line loss, or fuel usage before the actual sales point.

All prices have been held constant throughout the life of the properties.

Lease Operating and Capital Costs

Monthly operating expenses for each well were derived from the average of the twelve-month historical cost from April 1, 2009 — March 31, 2010, which were extracted from the profit and loss statements. All expenses associated with Lopez Field were provided by Evolution.

Capital costs necessary to perform workover and/or remedial operations were supplied by Evolution for all properties.

All expenses and costs were held constant for the life of the properties with no escalation.

Other Considerations

Abandonment Costs — Cost estimates regarding future plugging and abandonment procedures associated with the remaining properties were supplied by Evolution for the purposes of this report.  Based on analysis performed by Evolution, net of salvage, the cost of the plug and abandoning would be $25,000 for the properties located in Giddings Field while the scheduled abandonment cost is $10,000 for the properties located in Lopez Field.  As we have not inspected the properties personally, a third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Additional Costs — Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

Data Sources — Data furnished by Evolution included basic well information, operating cost, capital cost, ownership, pricing, and production information on certain leases.

Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report.  The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expense and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Evolution Petroleum Corporation with this project.

Respectfully submitted,

William D. Von Gonten, Jr., P.E.
TX #73244

Jason P. Warren

Qualifications of Reserve Estimator

William D. Von Gonten, Jr, a Registered Texas Professional Engineer, and owner of W.D. Von Gonten and Co. Petroleum Engineering since 1995, is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from Texas A & M University 1987; member of the Society of Petroleum Engineers , member of the Society of Petroleum Evaluation Engineers; and more than 22 years of practical experience in estimating and evaluating reserve information and estimating and evaluating reserves.

The technical person primarily responsible for the preparation of the reserve report is, Jason Warren, Engineer.  He earned a Bachelor’s of Science degree in Petroleum Engineering at Texas A & M University in 2005. Jason has been employed with W.D. Von Gonten and Co. since graduation in May, 2005. He has more than five years of experience in the estimation and evaluation of oil and gas reserves. Jason is also a member of the Society of Petroleum Engineers.